Exhibit 99.1

CureVac Names Oncologist and Drug Development Expert Dr. Mehdi Shahidi
to Supervisory Board

TÜBINGEN, Germany/BOSTON, USA – August 15, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today named clinical oncologist Mehdi Shahidi, M.D., as an independent director to the company’s Supervisory Board. Dr. Shahidi replaces Ralf Clemens, who served on the Supervisory Board from March 2016 through September 2023.

“Dr. Shahidi represents a particularly impactful addition to the CureVac board as we sharpen our focus on technology innovation and R&D, and especially as we move forward in laying the clinical foundations for a new generation of mRNA-based cancer vaccines,” said Jean Stéphenne, Chairman of CureVac’s Supervisory Board. “With his extensive experience bringing innovative therapeutic candidates into the clinic and moving them onward to approval, Dr. Shahidi will be an invaluable asset to our team.”

Dr. Shahidi brings extensive expertise in executive leadership and drug development to the board, in his specialty area of clinical oncology and beyond. He is currently the CEO of Petalion Therapeutics, a UK-based biotechnology company developing targeted dendrimer therapies in oncology as well as a Venture Partner at Medicxi, a leading European life sciences investment firm. He was previously Senior Vice President, Global Head of Medicine and Chief Medical Officer at Boehringer Ingelheim International, where over a course of a 15-year career, he oversaw five drug approvals and the advancement of more than 30 candidates into the clinic.

Dr. Shahidi’s appointment takes effect at the CureVac SE level as of beginning of September 2024, with his appointment in regard to CureVac N.V. to be considered at the next Annual General Meeting in June 2025.

“CureVac’s long-standing innovation in mRNA puts this company in an ideal position to open up whole new modalities in oncology and beyond,” said Dr. Shahidi. “I look forward to working alongside my fellow Supervisory Board members and the executive leadership of CureVac to maximize the potential of this groundbreaking technology for patients.”

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

M: +49 151 14 115247

patrick.perez@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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